Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 25, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10528
FT Health Care Select Buy-Write Portfolio Series
(the “Trust”)
CIK No. 1948931 File No. 333-268698

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the disclosure states, “Under normal circumstances, the Trust will invest at least 80% of its assets in health care companies.” Please define what health care companies (e.g., companies that derive 50% of revenue or profits from, or devote 50% of assets to, [specify health care activities]).

Response:In accordance with the Staff’s comment, the disclosure will be revised as follows:

“Under normal circumstances, the Trust will invest at least 80% of its assets in Health Care Companies (as defined below). Health Care Companies are companies classified under the health care sector of the Global Industry Classification Standard (GICS®), which include health care equipment & supplies companies, health care providers and services companies, health care technology companies, biotechnology companies, pharmaceuticals and life sciences tools & services companies.”

2.The Staff notes that the disclosure states, “An initial universe is created by selecting stocks that have significant business operations in the health care sector, trade on a U.S. stock exchange and have adequate liquidity for investment.”

(a) Please define what the Trust considers as stocks that have “significant business operations” in the health care sector using the same definition of health care companies noted in the comment above.

(b)Please replace the word “sector” with “companies.”

(c)Please specify the criteria used to determine “adequate liquidity.”

Response:In accordance with the Staff’s comment, the disclosure will be revised as follows:

“An initial universe is created by selecting stocks of Health Care Companies that trade on a U.S. stock exchange and have adequate liquidity for investment. To ensure adequate liquidity, the Sponsor only selects those stocks that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust’s purchases and/or redemption requirements.”

3.The Staff notes the disclosure states, “The stocks are then evaluated using fundamental factors such as sales, earnings and cash flow growth; valuation factors such as price/earnings, price/cash flow, price/sales, and price/book; and technical factor such as price momentum and earnings surprises.” Please clarify how these factors are weighted or used in determining which stocks to select for the Portfolio.

Response:The Trust notes that these factors are not weighted in any determinative way. Instead, the selection process is a holistic consideration of various factors by the equity analysts to give an overall impression of how the stocks currently perform and how they might perform in the future. No factor is necessarily given more weight than another. The Trust believes the below revised disclosure is adequate for investor comprehension given the process used by the analysts to select the portfolio.

“Our selection process begins by examining the historical financial results of the stocks from the initial universe. The stocks are then evaluated using several factors to provide a current comparison of the stocks to each other. These factors include fundamental factors such as sales, earnings and cash flow growth; valuation factors such as price/earnings, price/cash flow, price/sales and price/book; and technical factors such as price momentum and earnings surprises.”

4.The Staff notes that the disclosure specific to the CFROI method states that companies that generate returns in excess of their capital costs are favored over companies that do not, but similar disclosure does not appear for the Economic Margin ("EM") concept. If similar disclosure exists about which companies are favored with respect to the EM concept, please add.

Response:In accordance with the Staff’s comment, the following disclosure will be added to the Trust’s prospectus:

“Companies that have a higher rate of return compared to their capital costs are favored over companies that do not.”

5.The disclosure states that the equity analysts examine a stock’s “relative valuation.” Please revise the disclosure to explain relative valuation.

Response:In accordance with the Staff’s comment, the following disclosure will be added to the Trust’s prospectus:

“Relative valuation uses price and enterprise value against underlying business metrics, such as cash flow, sales, earnings growth and return to equity, which enables cross company comparisons to understand how the market is pricing one equity versus another.”

6.The Staff notes the disclosure states, “The final portfolio is then selected by the equity analysts who evaluate each stock by examining the stock’s relative valuation and other qualitative factors such as competitive advantages, new products and quality of management.” Please revise disclosure in this section to clarify how all the various criteria are weighted in selecting the final portfolio.

Response:As noted in the Trust’s response to Comment No. 5, the factors are not weighted in any determinative way. Further, the selection process is not conducted on a step-by-step basis. The equity analysts consider each factor described in the strategy disclosure to paint a picture of each stock and ultimately select the stocks with the best prospects to meet the Trust’s investment objective. Therefore, the Trust believes the current disclosure is adequate for investor comprehension given the process used by the analysts to select the portfolio.

7.The Staff notes that the disclosure states, “After considering the above factors together, the equity analysts make a final determination and select the stocks with the best prospects to meet the investment objectives, that trade at attractive valuations, and, in the opinion of the analysts, are likely to exceed market expectations of future cash flows.” Please clarify how the above-mentioned factors are considered together.

Response:The Trust notes that the factors and valuations are considered together to create a holistic impression of each stock considered for inclusion in the Trust’s portfolio. One is not given more weight than another. The disclosure will be revised as follows:

“After considering the above factors and valuations, the equity analysts make a final determination and select the stocks with the best prospects to meet the investment objectives, that trade at attractive valuations, and, in the opinion of the analysts, are likely to exceed market expectations of future cash flows.”

8.The Staff notes the disclosure states, “As of the close of business on the business day preceding the Initial Date of Deposit, the capital appreciation on the Common Stocks held by the Trust is limited to a maximum of approximately ___%, because of the obligation of the Trust to the Right Holder with respect to each of the Common Stocks entitling the Right Holder to purchase the Common Stocks at Strike Price.” Please explain what this percentage represents. Are all stocks are purchased at a price that is a certain percentage below the Strike Price?

Response:The Trust notes that the referenced percentage represents the weighted aggregate total difference between the market value per share of each common stock held by the Trust and the Strike Price of the option on each corresponding common stock. The Trust confirms that the common stocks are not purchased at a price that is a specific percentage below the Strike Price, and each common stock may be purchased at a price that is a different percentage below its corresponding Strike Price. The percentage referenced above represents the weighted aggregate total of such percentages, or the maximum return that the Trust can achieve from its investment in the common stocks.

9.The Staff notes that the disclosure states, “plus the difference between each Common Stock's initial price and their strike price. Please capitalize “strike price.”

Response:The disclosure will be revised in accordance with the Staff’s comment.

10.The Staff notes the disclosure states, “The Strike Price for a Common Stock held by the Trust will be adjusted downward (but not below zero) upon certain extraordinary distributions made by the issuers of the Common Stocks to Unit holders before the LEAPS’®) expiration triggered by certain corporate events affecting such Common Stock. For each market scenario, a downward adjustment to the Strike Price for a Common Stock will have the effect of reducing the equity appreciation that a Unit holder may receive.” Please clarify if each instance of “Unit holder” should be “Trust.”

Response:The Trust confirms that each reference to “Unit holder” should remain as ultimately Unit holders receive distributions on their Units from the Trust based on distributions received from the Securities held by the Trust.

11.The Staff notes the disclosure states, “In addition to the investments described above, the Trust invest in: dividend-paying securities and companies with various market capitalizations.” Please consider whether “dividend-paying securities” was already covered in the description of stocks.

Response:In accordance with the Staff’s comment, the reference to “dividend-paying securities” will be removed from the Additional Portfolio Contents section.

Risk Factors

12.Please consider the applicability of Bond Quality Risk, Liquidity Risk, Valuation Risk, and Market Discount Risk as the Trust does not invest in bonds other than Treasury Obligations.

Response:The Trust believes the above-referenced risks are appropriate for investor comprehension of the risks attendant to investing in the Trust. While these risks may be remote for U.S. Treasury Obligations, the Trust believes it is important for investors to be aware of the consequences and potential risks of investing in bonds.

Public Offering

13.The Staff notes the disclosure under “The Value of the Securities” states, “If the Common Stock is an American Depositary Receipt/ADR, Global Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate ADR/GDR ratio, the exchange rate and such other information which the Sponsor deems appropriate.” If true, please clarify in the strategy disclosure that the common stocks that the Trust will invest includes ADRs/GDRs. Further, if the common stocks include ADRs/GDRs, please disclose the risks of investing in ADRs/GDRs.

Response:The Trust notes that the above referenced disclosure is meant to apply in an instance where a specific Trust holds common stocks that are ADRs or GDRs. The Trust confirms that if its final portfolio includes common stocks that are ADRs or GDRs, appropriate disclosure will be added to the strategy and risk sections.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon